SOCKEYE SEAFOOD GROUP, INC.

December 19, 2005


Blaise A. Rhodes
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street  N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:	Sockeye Seafood Group, Inc.
     	Item 4.01 Form 8-K
     	File Number 000-51197

Dear Mr. Rhodes:

In response to your comment letter dated November 25, 2005 we acknowledge the following:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.


Very truly yours,

/s/ David Knapfel,
Treasurer and CFO


                            400-601 West Broadway
                        Vancouver BC V5Z 4C2   CANADA
                            Phone: 604-675-6872
                             Fax: 604-713-8601
                       Email: fish@sockeyeseafood.com
                        http://www.sockeyeseafood.com